FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2003.

ROGERS CABLE INC.

(Translation of registrant’s name into English)

333 Bloor Street East,
Toronto, Ontario M4W 1G9

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]         Form 40-F  [   ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]         No  [ X ]

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

	By:	/s/ Donald W. Huff

Donald W. Huff Senior Vice President, Finance
Date: April 17, 2003

Exhibit Index

Exhibit Number	Description

99.1	Interim report and financial statements of Rogers Cable Inc. for the three months ended March 31, 2003.